May 31, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington D.C. 20549

Attn:	Keira Nakada Angela Lumley

Re:	Viad Corp Form 10-K For Fiscal Year Ended December 31, 2023 File No. 001-11015

Dear Ms. Nakada and Ms. Lumley,

Viad Corp (the “Company”) hereby submits this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 20, 2024, with respect to the above referenced filing.

For convenience of reference, the text of the Staff’s comment is set forth below, followed by the Company’s response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measure, page 27

1. We note your present total segment operating income, which is a non-GAAP measure and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate” expenses appears to present non-GAAP measures that exclude normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your periodic filings, and Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and will remove disclosures referencing total segment operating income from its future periodic filings and Form 8-K earnings releases beginning with the Form 10-Q and Form 8-K earnings release for the period ending June 30, 2024 to conform with Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04. Please see the revised presentation set forth in Appendix 1 to this letter.

Please do not hesitate to contact me at (602) 207-1051 or eingersoll@viad.com with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Ellen Ingersoll

Ellen Ingersoll

Chief Financial Officer

cc: Jonathan Massimino, Viad Corp

Deloitte & Touche LLP, Tempe, Arizona

The Audit Committee of the Board of Directors of Viad Corp

Appendix 1 to the letter dated May 20, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

	Year Ended December 31,
(in thousands, except per share data)	2023		2022		% Change 2023 vs. 2022
Total revenue		$1,238,680		$1,127,311	9.9%
Net income attributable to Viad		$16,017		$23,220	(31.0)%
~~Segment operating income (1)~~	~~$~~	~~108,443~~	~~$~~	~~68,944~~	~~57.3 %~~
Diluted income per common share from continuing operations attributable to Viad common stockholders		$0.34		$0.52	(34.6)%
~~(1)~~
~~Refer to Note 24 – Segment Information of the Notes to Consolidated Financial Statements (Part II, Item 8 of this 2023 Form 10-K) for a reconciliation of the non-GAAP financial measure, segment operating income, to the most directly comparable GAAP measure.~~
•
Total revenue increased $111.4 million, primarily due to increased revenue at GES of $60.4 million attributable to improved demand for exhibition management and experiential marketing services, offset in part by the sale of substantially all of the assets of GES’ United States audio-visual production business, ON Services, in December of 2022, which contributed revenue of $50.9 million during 2022, and negative show rotation of approximately $23 million. Pursuit revenue increased $51.0 million, which was driven primarily by stronger international visitation.
•
Net income attributable to Viad decreased $7.2 million, primarily due to a pre-tax gain on sale of ON Services of $19.6 million in 2022 as well as higher interest expense, net, of $13.1 million and higher income tax expense of $8.8 million, offset in part by higher segment operating income.
~~•~~
~~Segment operating income increased $39.5 million, primarily due to higher revenue at GES and Pursuit.~~

Pursuit

The following table presents a comparison of Pursuit’s reported revenue and segment operating income for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
(in thousands)	2023	2022	% Change 2023 vs. 2022
Revenue(1):
Pursuit:
Attractions	$190,437	$153,575	24.0%
Hospitality	143,961	130,303	10.5%
Transportation	12,839	12,798	0.3%
Other	3,048	2,651	15.0%
Total Pursuit	$350,285	$299,327	17.0%

Segment operating income ~~(2)~~:
Total Pursuit	$53,381	$24,031	**

** Change is greater than +/- 100%

(1)
Revenue by line of business does not agree to Note 2 – Revenue and Related Contract Costs and Contract Liabilities of the Notes to Consolidated Financial Statements (Part II, Item 8 of this 2023 Form 10-K) as the amounts in the above table include product revenue from food and beverage and retail operations within each line of business.
~~(2)~~
~~Refer to Note 24 – Segment Information of the Notes to Consolidated Financial Statements (Part II, Item 8 of this 2023 Form 10-K) for a reconciliation of the non-GAAP financial measure, segment operating income, to the most directly comparable GAAP measure.~~

GES

The following table presents a comparison of GES’ reported revenue and segment operating income for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
(in thousands)	2023	2022	% Change 2023 vs. 2022
Revenue:
GES:
Spiro	$283,171	$277,641	2.0%
GES Exhibitions	614,418	557,880	10.1%
Intersegment eliminations	(9,194)	(7,537)	(22.0)%
Total GES	$888,395	$827,984	7.3%
Segment operating income ~~(1)~~
Spiro	$23,723	$23,133	2.6%
GES Exhibitions	31,339	21,780	43.9%
Total GES	$55,062	$44,913	22.6%
~~(1)~~
~~Refer to Note 24 – Segment Information of the Notes to Consolidated Financial Statements (Part II, Item 8 of this 2023 Form 10-K) for a reconciliation of the non-GAAP financial measure, segment operating income, to the most directly comparable GAAP measure.~~

~~Non-GAAP Measure~~

~~In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose segment operating income (loss) as a non-GAAP financial measure. Our use of segment operating income (loss) is supplemental to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP. As not all companies use identical calculations, segment operating income (loss) may not be comparable to similarly titled measures used by other companies. We believe that our use of segment operating income (loss) provides useful information to investors regarding our results of operations for trending, analyzing, and benchmarking our performance and the value of our business.~~

~~“Segment operating income (loss)” is “net income (loss) attributable to Viad” before income (loss) from discontinued operations, corporate activities, net interest expense, income taxes, gains or losses from sales of businesses, restructuring charges, impairment charges, and certain other corporate expenses and charges that are not allocated to the reportable segments, and the reduction for income (loss) attributable~~

~~to noncontrolling interests. Segment operating income (loss) is used to measure the profit and performance of our operating segments to facilitate period-to-period comparisons. Refer to Note 24 – Segment Information of the Notes to Consolidated Financial Statements (Part II, Item 8 of this 2023 Form 10-K) for a reconciliation of segment operating income (loss) to income (loss) from continuing operations before income taxes.~~

~~We believe segment operating income (loss) is a useful operating metric as it eliminates potential variations arising from taxes, debt service costs, impairment charges, restructuring charges, strategic dispositions, the reduction of income (loss) attributable to non-controlling interests, and the effects of discontinued operations, resulting in an additional measure considered to be indicative of our ongoing operations and segment performance. Although we use segment operating income (loss) to assess the performance of our business, the use of this measure is limited because this measure does not consider material costs, expenses, and other items necessary to operate, or resulting from, our business. As segment operating income (loss) does not consider these items, net income (loss) attributable to Viad should be considered as an important measure of financial performance because it provides a more complete measure of our performance.~~